SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Results 2Q20

July 31, 2020


GOL
PR-GUO

Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

Brazil's Lowest Cost Airline

- Lowest cost airline
- #1 in Traffic: 36.4 million pax (FY19)
- #1 in Main Airports: 750 flights/day (FY19)
- Successful Return To Service (RTS) in June
- 51 Destinations currently served (20% of 2019)
- Best Customer experience 2Q20: NPS 38



Lowest Costs
Best Product & Fares
Unique Brand & Culture
Strong Balance Sheet

2Q20 Highlights

Indicators	2Q20	Var. x 2Q19
Gross Sales (R$ MM)	697.7	-82.1%
ASK (BN)	1.0	-91.3%
RPK (BN)	0.8	-91.7%
Load Factor	78.1%	-3.9 p.p.
On-time Departures	96.1%	+3.1 p.p.
Yield (R$ cents)	31.5	-0.9%
Pax Revenue (R$ MM)	243.3	-91.8%
RASK (R$ cents)	36.2	+30.8%
CASK[2] (R$ cents)	34.1	+41.3%[3]
EBITDA[2]	99.2	-87.8%[3]
EBITDA Margin[2]	27.7%	+1.8 p.p.[3]
EBIT[2]	20.4	-94.9%[3]
EBIT Margin[2]	5.7%	-7.0 p.p.[3]

1. Excluding Perpetual and Exchangeable Notes. 2. "Adjusted" metrics, only considers expenses related to current operating levels (excludes expenses related to 87% of the operating fleet grounded in 2Q20). 3. Variations are from the comparison to 2Q19 recurring amounts.

- **Total liquidity:** R$3.3 billion
- **Net cash burn:** R$3 million/day (operating, investing, financing)
- **Net Debt[1]/LTM EBITDA:** 4.5x
- **PRASK**: 24.6 R$ cents (-5.6% vs. 2Q19)
- **CASK[2]**: 34.1 R$ cents (+41.3% vs. 2Q19 recurring CASK)

2Q20 Overview

- Network increased from 50 essential flights/day at end 1Q20 to 120 flights/day at end 2Q20
- Leadership and growth in corporate market: from 38% share at end 1Q20 to 50% at end 2Q20
- Reduction of payroll expenses through collective bargaining agreements to reduce working hours and salaries for up to 18 months, and voluntary plan adhesions (PDV, LNRV and part-time) to allow jobs preservation
- Total liquidity of R$3.3 billion at June 30
- Average sales growth of 18% per week in 2Q20

Current Developments

- RTS in June: 13% capacity (30% network); Aug cap. 30%; Sept cap. 35%
- Brazil's cost leader – Right-sizing the cost base
- Disciplined capacity management
- MAX deliveries (subject to RTS)
- Post Covid-19 growth opportunities
- Outlook – 2H20 Traffic 9.2 mm (subject to no 2nd wave of COVID-19)


GOL

Disciplined Capacity Management



2020 Plan Pre-COVID
137
+3
-13
+14
141
135
Initial Fleet
NGs Deliveries
NGs Returns
MAX Deliveries
Total
Operating



2020 Plan Post-COVID
137
+3
-16
0
124
102
Initial Fleet
NGs Deliveries
NGs Returns
MAX Deliveries
Total
Operating

	Returns	Deliveries	Total Fleet	Operating
Pre-COVID	13	17	141	135
Post-COVID	16	3	124	102

Network plan for 2020

GOL

Ramp up



April	May	June	July	August	September	October	November	December
Essential Network focused on flights from GRU	Growth in BSB and RIO Return of Shuttles “Super Pontes”	Return to medium-sized cities Increase in Shuttle services	Consolidation of BSB and GIG HUBs Return to main regional markets	Return to all main markets Growth in Northeast (SSA as focus city)	Growth in CGH Growth in Mid-west and North	Return to all markets and secondary regional markets Focus on Leisure Markets		Return to ~80% of all frequencies and markets

STATISTICS

	April	May	June	July	August	September
Flights/day:	50	70	100	200	250	300
Markets:	26	28	30	108	134	135
ASK YoY:	-93%	-89%	-85%	-75%	-70%	-65%
ASK MoM:	-93%	+30%	+77%	+110%	+10%	+15%

2Q20 | 3Q20E | 4Q20E

Return to Service

- Successful RTS in June: 15% capacity, 30% routes, 78% LF
- Comprehensive health measures
- Brazil States easing restrictions
- OTP excellence: +95%
- Controlled capacity and high load factor in 2H20
- Traffic heavily dependent on no material 2nd wave of COVID-19



Safety & Health of Employees and Customers

Response to the COVID-19 Pandemic

GOL

Protection of Employees and Customers

- Followed and implemented protocols and guidelines issued by IATA and health organizations
- Cleaning and bio-risk prevention recommendations
- Pro-active & close communications with crews and airport staff
- Activated home office technologies & protocols
- Online training
- Leave of absence and vacation programs implemented

Implemented safety and hygiene protocols to protect the well-being of passengers, crews and ground personnel

Personal Safety and Cleaning Protocols

Crew
- Health risk prevention gear and equipment with face masks, eye protection and gloves provided to crews

Aircraft
- Aircraft sanitization with hospital grade products

Check-in & Boarding
- Mobile check-in promoted: 95% of enplanements contactless
- Social distancing on ground
- Body temperature checks and shoe disinfection
- Mandatory use of face masks throughout entire travel process

Onboard
- Cabin air renewed every 3m and HEPA filters retain 99.7% of particles (bacteria, viruses and other impurities)
- Hand sanitization provided
- Face masks available for Customers

Disem-barking
- Deplane in controlled manner by row
- Baggage sprayed with disinfectant
- Social distancing on ground

Liquidity & Capacity Management

Response to the COVID-19 Pandemic

Preserved Financial Liquidity

- Deferrals of lease payments, suspension of non-essential investments, marketing and advertising expenses, deferrals of new aircraft deliveries, renegotiation of supplier terms. reduction in personnel expenses
- Adhesion to Law 14,020/20: reduction of working hours and wages, and suspension of employment contracts
- Collective bargaining agreements with Unions
- Aggressively reduced costs through lower capacity, reduced fuel expense and other initiatives
- GOL's fleet is 100% operating leases: receiving support from its partners via deferrals and discounts
- Provisional Measure 925, enabled preservation of receivables, deferral of airport fees and maintenance of slots
- Execution of financings
- **GOL's performance is an affirmation of preparation done on liquidity and the balance sheet over last four years**

Disciplined Capacity Management

- March 16: reduced capacity by 50 to 60% in the domestic market, and by 90 to 95% in the international market
- March 24: temporarily interrupted international routes and domestic network from 800 to 50 daily essential flights
- 1H20: reduced fleet by 9 B737-800 leased aircraft and plans to return additional seven aircraft in 2H20. Can reduce fleet by another 30 aircraft in 2021-2022 with additional flexibility
- Agreement with Boeing: terminated 34 orders, reducing remaining 737 MAX orders from 129 to 95
- June: 60% growth in the search for airline tickets and increase in ticket sales of 108% when compared to May. Revenue from passengers increased 150% over May
- Current capacity planning scenario: +300% in 3Q20 over 2Q20 and +120% in 4Q20 over 3Q20, and it has significant flexibility to respond to prevailing demand
- **Matching of capacity to demand has been a differential of the Company's fleet management**

Outlook 3Q20

GOL

Indicators	3Q20
Brazil Quarterly GDP Growth[1] (%)	+1.77%
Domestic Routes Served (average)	~120
% of 2019	75%
Average Operating Fleet	~69
% of 2019	60%
ASK - Total (in million)	~4,000
% of 2019	30%
Load Factor (%)	~79%
Net Operating Revenues (R$ MM)	~1,000
% of 2019	27%
CAPEX (R$ MM)	~130
Net Cash burn (R$/day)	~6
Total Liquidity[2] (R$ MM)	~2,900
Net debt[3] (R$ MM)	~13,800
Leverage[3,4] (x)	4.4x

(1) Sequential, Brazilian Central Bank. (2) Cash and cash equivalents, restricted cash, short-term accounts receivable, securities and receivables. (3) Net Debt (excluding Perpetual and Exchangeable Notes)/EBITDA LTM Ratio. (4) Excluding non-operating expenses and depreciation.


GOL
Financial Review
2Q20

Profitability & Liquidity | 2Q20 vs. 2Q19

RASK
(R$ cents)



+30.8
36.15
27.63
24.6
2Q19
2Q20
2Q20
Net Prask

CASK[(1) (2)]
(R$ cents)



+59.7%
13.72
8.59
2Q19
2Q20
Fuel CASK
+41.3%
34.09
24.12
CASK Ex-fuel[1]
+321.4%
2Q19
2Q20

EBITDA[(1) (2)]
(R$ million)



3,300
814.6
-87.8%
EBITDA
Margin[1]
25.9%
99.2
27.7%
2Q19
2Q20
2Q20
Total Liq.

- EBIT[1] Margin: +5.7%
- Ancillary revenue (cargo and other): 32% of Total Revenue
- Fuel price (change q-o-q): R$2.19[2] (down 26.5%)
- CASK[1]: 34.09 cents (R$)
- GOL System capacity (ASK) change q-o-2Q19: -91.3%
- GOL System capacity (Seats) change q-o-2Q19: -92.0%

1. Adjusted by non-recurring results. 2. For the year 2020, it only considers expenses related to current operating levels.

Brazil's Cost Leader |
Right Sizing the Cost Base

- Unions and Government deals – pay cuts to avoid job losses
- Airport deals
- Improved supplier terms, including fuel, maintenance and marketing
- Partnership with lessors: lease rate terms negotiation, payment deferrals and new pay deal (PBH)
- Lower cost MAX aircraft

Boeing 737 MAX - Update

- 95 firm orders
- MAX deliveries subject to RTS
- "Gamechanger": 4% more seats, 16% less fuel
- Environmental savings: -16% emissions, -40% noise
- Low cost MAX drives gains post Covid-19


GOL

Net Financial Results

Financial Income
(R$ MM)


28.9
29.1
2T19
2T20

Financial Expense
(R$ MM)


2T19
2T20
(335.0)
(372.3)

Exchange Variation
(R$ MM)


170.0
2T19
2T20
(473.8)

Unrealized Results
ESN (R$ MM)


2T19
2T20
(282.0)
(279.4)

Net Result Composition (R$ MM)



Net Result 2Q19
Net Margin: -6.2%
(194.6)
(2,782.8)
Net Revenue
840.4
Fuel
272.0
Depreciation and Amortization
366.6
Personnel
Maintenance materials & repairs
202.8
139.9
Sales and Marketing
33.4
Services
Landing Fees
164.3
106.0
Passenger Costs
Idle Costs
(435.3)
(123.7)
Other
(37.1)
Net financial results
(643.8)
Exchange Rate and monetary variations (net)
Unrealized ESN results
2.6
18.5
Income Tax
Minority interest
(74.0)
Net Result 2Q20
(1,996.9)
Non-Recurring Expenses
471.9
Recurring Net Result 2Q20
(1,525.0)

Cash Flow Breakdown (R$ MM)


Net Cash Flow
+R$210 MM
Financing Cash Flow
-R$433 MM
4.231
1.137
883
44
47
82
304
703
3.305
Receivables
1.239
Total Cash
2.992
Receivables
536
Total Cash
2.769
1Q20 Liquidity
Operating Inflows
Operating Outflows
Capex
Interest Expense
Hedge Results
Financings Amortization , net
Variation in Accounts Receivable
2Q20 Liquidity

Liquidity and Leverage

GOL

Liquidity[1] (R$ billion)


Total Liquidity + Deposits 2
Liquidity 2/ Net Revenue LTM
37.4%
41.9%
44.7%
4.7
6.0
4.9
2Q19
1Q20
2Q20

Interest Coverage (R$ billion)


EBITDA LTM
EBITDA LTM / Interest LTM
4.7x
3.2x
2.2x
3.4
4.5
3.0
2Q19
1Q20
2Q20

Short Term Debt (R$ billion)


Short Term Debt
Liquidity / Short Term Debt
1.5x
0.9x
0.5x
2.4
5.0
6.0
2Q19
1Q20
2Q20

Financial Leverage (R$ billion)


Net Debt 3
Net Debt 3/ EBITDA LTM
2.7x
2.6x
4.5x
9.3
11.6
13.5
2Q19
1Q20
2Q20

(1) Cash, equivalents short term investments restricted cash and receivables.
(2) Includes maintenance and lease deposits.
(3) Excludes Perpetual Notes and Exchangeable Notes.

Sales Ramp-up & Return to Service

(in R$ MM)



TICKET SALES
Average growth of
18% per week
-105%
-1270%
-22%
+39%
+95%
+7%
+6%
+9%
+18%
+36%
+32%
+12%
+8%
+8%
+14%
8.7
-0.5
5.3
4.2
5.8
11.3
12.1
12.9
14.1
16.6
22.6
29.8
33.5
36.1
38.8
44.3
3W03 4W03 1W04 2W04 3W04 4W04 5W04 1W05 2W05 3W05 4W05 1W06 2W06 3W06 4W06 1W07

Operations (ASK in million)



5,175
4,209
-29%
2020 Total ASK
239
3,700
Jan Feb Mar Apr Mai Jun Jul Aug Sep Oct Nov Dec

- Comprehensive health measures
- States in Brazil easing restrictions
- OTP excellent: +95%
- Increasing capacity and LF in 2H20
- Demand stimulation
- August: 250 flights/day, 134 markets and ASK MoM +10%
- Year-end: return to ~80% of all frequencies and markets


GOL
Q&A | 2Q20

Ramp-up within 2Q20

Gross Sales
(R$ MM)



+93%
168
323
April
June

Average Flights/Day



+123%
39
87
April
June

RPK
(million)



+103%
190
386
April
June

Fuel Hedging & Ineffectiveness

- 65% expected 2020 fuel volume hedged pre Covid-19 crisis
- Fleet grounded: excess fuel hedges for 2020
- Some P&L volatility in 2020: ineffective hedges
- FY 2021: 89% fuel hedged @ US$50

Liquidity & Liability Management

Liquidity Management (R$ bn)


6.2
2.0
1.2
3.0
4Q19
6.6
2.4
1.2
3.0
1Q20
5.8
2.5
0.6
2.8
2Q20
6.1
2.0
2.4
0.6
1.1
3Q20E
Financings/Refinancings
Deposits
Receivables
Total Cash

Debt Amortization Schedule (R$ bn)


2.9
0.6
2.3
3Q20
0.1
0.6
4Q20
0.2
0.3
1Q21
0.1
2Q21
0.2
0.2
3Q21
0.1
4Q21
0.2
0.5
2022
0.5
2023
2.4
0.6
2024
5.1
5.1
2025+
Reais denominated debt
Exchangeable Senior Notes
USD denominated debt

Amounts are converted into Reais using Exchange rate of as of June 30, 2020 of US$/R$ 5,4760

Leadership in ESG Initiatives

Environmental	2Q20	2019	2018	2017
Fuel				
Total Fuel Consumed (GJ x 1,000)	14,290	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	30.5	28.9	29.2	29.5
Gross global Scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO^2)	1,094,631	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO^2)	9.6	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO^2)	16,818	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO^2)	0	0	0	0
Fleet				
Average Age of Fleet	10.7	9.9	9.5	9.2
Social	**2Q20**	**2019**	**2018**	**2017**
Labor Relations				
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	28	26	29	26
Between 30 and 50 years (%)	61	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	-	-	-	-
Customer & Company behavior				
Customer Satisfaction Index (SMS score)	8.16	8.28	8.39	8.33
On-time Departures (%)	96.08	88.98	91.82	94.61
Flight Completion (%)	94.20	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.07	2.09	2.03	2.06
Safety				
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	**2Q20**	**2019**	**2018**	**2017**
Management				
Independent Directors (%)	55	50	44	44
Participation of Woman in Leadership Positions (%)	33	33	38	37
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100


GOL
Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir